

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Zheng Nan
Chief Executive Officer
Webus International Ltd.
25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121

Re: Webus International Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed April 4, 2023
File No. 333-269684

Dear Zheng Nan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1. We note your disclosure here and elsewhere in your prospectus regarding the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, which you term the "New Overseas Listing Rules." As these Trial Measures became effective on March 31, 2023, please update your disclosure and disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments

Zheng Nan
Webus International Ltd.
April 17, 2023
Page 2

on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Fang Liu. Esq.